File No. 811-24071

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

ELLINGTON CREDIT COMPANY; ELLINGTON CREDIT COMPANY MANAGEMENT LLC; Ellington Global Asset Management, LLC; Ellington Financial Management LLC; Ellington Management Group, L.L.C; CC Ellington Structured Credit Fund Ltd.; Crescent II Fund, L.P.;

CII Cayman Holdings Ltd.; CII Holdco Inc.; Ellington Structured Credit ERISA Fund, Ltd.; Ellington Credit Opportunities, Ltd.; ECO Holdco Inc.; Ellington Enhanced Income Master Fund Ltd.; EF Cayman Holdings Ltd.; EF Holdco Inc.; EF Corporate Holdings LLC; Ellington Financial REIT Cayman Ltd.; EF Securities LLC; Ellington M Credit Master Fund Ltd.; Ellington Opportunities Main Master Fund LP; Ellington Private Opportunities Main Master Fund III LP; Ellington Private Opportunities Auxiliary Master Fund III LP; Ellington Special Relative Value Fund LLC; ESRV Cayman Holdings Ltd.; Ellington Strategic Mortgage Institutional Fund, L.P.; Ellington Strategic Mortgage Fund, L.P.; Ellington European Credit Opportunities LP; Ellington Systematic Credit Master Fund Ltd; NM PERA Ellington Enhanced Income Fund A LLC;

53 Forest Avenue

Old Greenwich, Connecticut 06870

(203) 698-1200

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Michael Vranos, Chief Executive Officer and President

Laurence Penn, Executive Vice President

Ellington Credit Company Management LLC

53 Forest Avenue

Old Greenwich, CT 06870

Telephone: (203) 698-1200

Copies to:

Richard Horowitz, Esq.

Matthew E. Barsamian, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

May 7, 2025

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

ELLINGTON CREDIT COMPANY; ELLINGTON CREDIT COMPANY MANAGEMENT LLC; ELLINGTON GLOBAL ASSET MANAGEMENT, LLC; ELLINGTON FINANCIAL MANAGEMENT LLC; ELLINGTON MANAGEMENT GROUP, L.L.C; CC ELLINGTON STRUCTURED CREDIT FUND LTD.; CRESCENT II FUND, L.P.;

CII CAYMAN HOLDINGS LTD.; CII HOLDCO INC.; ELLINGTON STRUCTURED CREDIT ERISA FUND, LTD.; ELLINGTON CREDIT OPPORTUNITIES, LTD.; ECO HOLDCO INC.; ELLINGTON ENHANCED INCOME MASTER FUND LTD.; EF CAYMAN HOLDINGS LTD.; EF HOLDCO INC.; EF CORPORATE HOLDINGS LLC; ELLINGTON FINANCIAL REIT CAYMAN LTD.; EF SECURITIES LLC; ELLINGTON M CREDIT MASTER FUND LTD.; ELLINGTON OPPORTUNITIES MAIN MASTER FUND LP; ELLINGTON PRIVATE OPPORTUNITIES MAIN MASTER FUND III LP; ELLINGTON PRIVATE OPPORTUNITIES AUXILIARY MASTER FUND III LP; ELLINGTON SPECIAL RELATIVE VALUE FUND LLC; ESRV CAYMAN HOLDINGS LTD.; ELLINGTON STRATEGIC MORTGAGE INSTITUTIONAL FUND, L.P.; ELLINGTON STRATEGIC MORTGAGE FUND, L.P.; ELLINGTON EUROPEAN CREDIT OPPORTUNITIES LP; ELLINGTON SYSTEMATIC CREDIT MASTER FUND LTD; NM PERA ELLINGTON ENHANCED INCOME FUND A LLC

53 FOREST AVENUE

OLD GREENWICH, CONNECTICUT 06870

File No.  811-24071

: : : : : : : : : : : : : : : : : : : : : : :

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I.              SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

•	Ellington Credit Company (“EARN”), a Delaware statutory trust registered under the 1940 Act as an externally-managed, non-diversified, closed-end management investment company (the “Existing Regulated Fund”);

•	Ellington Credit Company Management LLC (“ECCM”), a Delaware limited liability company, which serves as the investment adviser to EARN, on behalf of itself and its successors.

•	Ellington Global Asset Management, LLC (“EGAM”), a Delaware limited liability company, which serves as the investment adviser to certain of the Existing Affiliated Funds (as defined below), on behalf of itself and its successors.

•	Ellington Financial Management LLC (“EFM”), a Delaware limited liability company, which serves as the investment adviser to certain of the Existing Affiliated Funds, on behalf of itself and its successors.

•	Ellington Management Group, L.L.C (“EMG”), a Delaware limited liability company, which serves as the investment adviser to certain of the Existing Affiliated Funds, on behalf of itself and its successors.

•	Each investment fund set forth on Schedule A hereto, which is an entity whose investment adviser is or will be an Adviser and that would be an investment company but for Section 3(c)(7) of the Act (collectively, the “Existing Affiliated Funds” and together with EARN, ECCM, EGAM, EFM, and EMG, the “Applicants”).[2]

1              Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2              All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund3 and one or more Affiliated Entities4 to engage in Co-Investment Transactions5 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”6 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.7

3              “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

4              “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

5              “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

6              “Adviser” means ECCM, EGAM, EFM, EMG and any other investment adviser controlling, controlled by, or under common control with ECCM, EGAM, EFM and/or EMG. The term “Adviser” also includes any internally-managed Regulated Fund.

7              See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.            GENERAL DESCRIPTION OF THE APPLICANTS

A.	EARN

EARN was initially formed as a Maryland real estate investment trust in August 2012. On April 1, 2025, the Fund re-domiciled and reorganized into a Delaware statutory trust. EARN is an externally-managed, non-diversified, closed-end management investment company registered under the Act. EARN intends to elect to be treated, and intends to qualify annually, as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. EARN’s principal place of business is 53 Forest Avenue, Suite 301, Old Greenwich, CT 06870.

EARN is managed by ECCM pursuant to an investment advisory agreement. EARN’s investment objective is to generate attractive current yields and risk-adjusted total returns. EARN has a six-member board (the “Board”), of which four members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the Act.8

B.	ECCM

ECCM is organized as a limited liability company under the laws of the State of Delaware. ECCM serves as the investment adviser of the Existing Regulated Fund, and either ECCM or another Adviser will serve as the investment adviser to any Future Regulated Fund. ECCM also provides administrative services to the Existing Regulated Fund under an administrative services agreement. ECCM is a registered investment adviser with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). On the date of this Application, ECCM’s sole client is EARN.

C.	EGAM

EGAM is organized as a limited liability company under the laws of the State of Delaware. EGAM serves as the investment adviser to certain of the Existing Affiliated Funds, and either EGAM or another Adviser will serve as the investment adviser to any Future Regulated Fund. EGAM also provides administrative services to certain of the Existing Affiliated Funds, as applicable, under an administrative services agreement. EGAM is a registered investment adviser with the Commission under the Advisers Act.

D.	EFM

EFM is organized as a limited liability company under the laws of the State of Delaware. EFM serves as the investment adviser to certain of the Existing Affiliated Funds, and either EFM or another Adviser will serve as the investment adviser to any Future Regulated Fund. EFM also provides administrative services to certain of the Existing Affiliated Funds, as applicable, under an administrative services agreement. EFM is a registered investment adviser with the Commission under the Advisers Act.

E.	EMG

EMG is organized as a limited liability company under the laws of the State of Delaware. EMG serves as the investment adviser to certain of the Existing Affiliated Funds, and either EMG or another Adviser will serve as the investment adviser to any Future Regulated Fund. EMG also provides administrative services to certain of the Existing Affiliated Funds, as applicable, under an administrative services agreement. EMG is a registered investment adviser with the Commission under the Advisers Act.

8              The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

F.	The Existing Affiliated Funds

Each Existing Affiliated Fund is a Delaware limited partnership that is a privately-offered fund that would be an “investment company” but for Section 3(c)(1) or Section 3(c)(7) of the Act.9 A list setting forth the Existing Affiliated Funds is included on Schedule A hereto.

III.           ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”10 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

9              In the future, the Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

10            Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

B.	Need for Relief

I.              Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). ECCM, EGAM, EFM and EMG are under common control of EMG Holdings, L.P. and are thus affiliated persons of one another. Accordingly, with respect to ECCM, EGAM, EFM and EMG, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with ECCM, EGAM, EFM and EMG, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.             Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.11

2.             Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,12 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,13 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

11            Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

12            Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

13            Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

3.             Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.14

4.             No Remuneration. Any transaction fee15 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.             Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.16

6.             Dispositions:

(a)           Prior to any Disposition17 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

14            Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

15            Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

16            The Affiliated Entities may adopt shared Co-Investment Policies.

17            “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

(b)           Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.18

7.             Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)	Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)	At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)	Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)	The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.             Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).19

18            “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

19            If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

9.             In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.           STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.            PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).20 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

20            See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

VI.           PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Michael Vranos, Chief Executive Officer and President

Laurence Penn, Executive Vice President

Ellington Credit Company Management LLC

53 Forest Avenue

Old Greenwich, CT 06870

Telephone: (203) 698-1200

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Richard Horowitz, Esq.

Matthew E. Barsamian, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 7th day of May, 2025.

ELLINGTON CREDIT COMPANY By: Ellington Credit Company Management LLC, its Manager

By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Executive Vice President

ELLINGTON CREDIT COMPANY MANAGEMENT LLC

By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Executive Vice President

ELLINGTON GLOBAL ASSET MANAGEMENT, LLC

By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Executive Vice President

ELLINGTON FINANCIAL MANAGEMENT, LLC

By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Executive Vice President

ELLINGTON MANAGEMENT GROUP, L.L.C

By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Executive Vice President

CC ELLINGTON STRUCTURED CREDIT FUND LTD.,

ELLINGTON STRUCTURED CREDIT ERISA FUND, LTD.,

ELLINGTON ENHANCED INCOME MASTER FUND LTD.,

NM PERA ELLINGTON ENHANCED INCOME FUND A LLC

By: Ellington Global Asset Management LLC, its investment manager

By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

EF CAYMAN HOLDINGS LTD., EF HOLDCO INC., EF CORPORATE HOLDINGS LLC, ELLINGTON FINANCIAL REIT CAYMAN LTD., EF SECURITIES LLC By: Ellington Financial Management LLC, its manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Executive Vice President

CRESCENT II FUND, L.P.,

CII CAYMAN HOLDINGS LTD.,

CII HOLDCO INC.,

ELLINGTON CREDIT OPPORTUNITIES, LTD.,

ECO HOLDCO INC.,

ELLINGTON M CREDIT MASTER FUND LTD.,

ELLINGTON OPPORTUNITIES MAIN MASTER FUND LP,

ELLINGTON PRIVATE OPPORTUNITIES MAIN MASTER FUND III LP,

ELLINGTON PRIVATE OPPORTUNITIES AUXILIARY MASTER FUND III LP,

ELLINGTON SPECIAL RELATIVE VALUE FUND LLC,

ESRV CAYMAN HOLDINGS LTD.,

ELLINGTON STRATEGIC MORTGAGE INSTITUTIONAL FUND, L.P.,

ELLINGTON STRATEGIC MORTGAGE FUND, L.P.,

ELLINGTON EUROPEAN CREDIT OPPORTUNITIES LP,

ELLINGTON SYSTEMATIC CREDIT MASTER FUND LTD,

By: Ellington Management Group, L.L.C., its investment manager

By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

Schedule A

Existing Affiliated Funds

CC Ellington Structured Credit Fund Ltd.

Crescent II Fund, L.P.

CII Cayman Holdings Ltd.

CII Holdco Inc.

Ellington Structured Credit ERISA Fund, Ltd.

Ellington Credit Opportunities, Ltd.

ECO Holdco Inc.

Ellington Enhanced Income Master Fund Ltd.

EF Cayman Holdings Ltd.

EF Holdco Inc.

EF Corporate Holdings LLC

Ellington Financial REIT Cayman Ltd.

EF Securities LLC

Ellington M Credit Master Fund Ltd.

Ellington Opportunities Main Master Fund LP

Ellington Private Opportunities Main Master Fund III LP

Ellington Private Opportunities Auxiliary Master Fund III LP

Ellington Special Relative Value Fund LLC

ESRV Cayman Holdings Ltd.

Ellington Strategic Mortgage Institutional Fund, L.P.

Ellington Strategic Mortgage Fund, L.P.

Ellington European Credit Opportunities LP

Ellington Systematic Credit Master Fund Ltd

NM PERA Ellington Enhanced Income Fund A LLC

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Ellington Credit Company, that he is the Chief Executive Officer of the adviser of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ELLINGTON CREDIT COMPANY By: Ellington Credit Company Management LLC, its Adviser

By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Chief Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Ellington Credit Company Management LLC, that he is the Executive Vice President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ELLINGTON CREDIT COMPANY MANAGEMENT LLC

By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Executive Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Ellington Global Asset Management, LLC, that he is the Executive Vice President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ELLINGTON GLOBAL ASSET MANAGEMENT, LLC

By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Executive Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Ellington Financial Management LLC, that he is the Executive Vice President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ELLINGTON FINANCIAL MANAGEMENT LLC

By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Executive Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Ellington Management Group, L.L.C, that he is the Executive Vice President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ELLINGTON MANAGEMENT GROUP, L.L.C

By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Executive Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of CC Ellington Structured Credit Fund Ltd., that he is the Vice Chairman of the investment manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CC ELLINGTON STRUCTURED CREDIT FUND LTD. By: Ellington Global Asset Management LLC, its investment manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Crescent II Fund, L.P., that he is the Vice Chairman of the investment manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CRESCENT II FUND, L.P. By: Ellington Management Group, L.L.C., its investment manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of CII Cayman Holdings Ltd., that he is the Vice Chairman of the investment manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CII CAYMAN HOLDINGS LTD. By: Ellington Management Group, L.L.C., its investment manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of CII Holdco Inc., that he is the Vice Chairman of the investment manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CII HOLDCO INC. By: Ellington Management Group, L.L.C., its investment manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Ellington Structured Credit ERISA Fund, Ltd., that he is the Vice Chairman of the investment manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ELLINGTON STRUCTURED CREDIT ERISA FUND, LTD. By: Ellington Global Asset Management LLC, its investment manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Ellington Credit Opportunities, Ltd., that he is the Vice Chairman of the investment manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ELLINGTON CREDIT OPPORTUNITIES, LTD. By: Ellington Management Group, L.L.C., its investment manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of ECO Holdco Inc., that he is the Vice Chairman of the investment manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ECO HOLDCO INC. By: Ellington Management Group, L.L.C., its investment manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Ellington Enhanced Income Master Fund Ltd., that he is the Vice Chairman of the investment manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ELLINGTON ENHANCED INCOME MASTER FUND LTD. By: Ellington Global Asset Management LLC, its investment manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of EF Cayman Holdings Ltd., that he is the Executive Vice President of the manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

EF CAYMAN HOLDINGS LTD. By: Ellington Financial Management LLC, its manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Executive Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of EF Holdco Inc., that he is the Executive Vice President of the manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

EF HOLDCO INC. By: Ellington Financial Management LLC, its manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Executive Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of EF Corporate Holdings LLC, that he is the Executive Vice President of the manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

EF CORPORATE HOLDINGS LLC By: Ellington Financial Management LLC, its manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Executive Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Ellington Financial REIT Cayman Ltd., that he is the Executive Vice President of the manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ELLINGTON FINANCIAL REIT CAYMAN LTD. By: Ellington Financial Management LLC, its manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Executive Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of EF Securities LLC, that he is the Executive Vice President of the manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

EF SECURITIES LLC By: Ellington Financial Management LLC, its manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Executive Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Ellington M Credit Master Fund Ltd., that he is the Vice Chairman of the investment manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ELLINGTON M CREDIT MASTER FUND LTD. By: Ellington Management Group, L.L.C., its investment manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Ellington Opportunities Main Master Fund LP, that he is the Vice Chairman of the investment manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ELLINGTON OPPORTUNITIES MAIN MASTER FUND LP By: Ellington Management Group, L.L.C., its investment manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Ellington Private Opportunities Main Master Fund III LP, that he is the Vice Chairman of the investment manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ELLINGTON PRIVATE OPPORTUNITIES MAIN MASTER FUND III LP By: Ellington Management Group, L.L.C., its investment manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Ellington Private Opportunities Auxiliary Master Fund III LP, that he is the Vice Chairman of the investment manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ELLINGTON PRIVATE OPPORTUNITIES AUXILIARY MASTER FUND III LP By: Ellington Management Group, L.L.C., its investment manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Ellington Special Relative Value Fund LLC, that he is the Vice Chairman of the investment manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ELLINGTON SPECIAL RELATIVE VALUE FUND LLC By: Ellington Management Group, L.L.C., its investment manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of ESRV Cayman Holdings Ltd., that he is the Vice Chairman of the investment manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ESRV CAYMAN HOLDINGS LTD. By: Ellington Management Group, L.L.C., its investment manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Ellington Strategic Mortgage Institutional Fund, L.P., that he is the Vice Chairman of the investment manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ELLINGTON STRATEGIC MORTGAGE INSTITUTIONAL FUND, L.P. By: Ellington Management Group, L.L.C., its investment manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Ellington Strategic Mortgage Fund, L.P., that he is the Vice Chairman of the investment manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ELLINGTON STRATEGIC MORTGAGE FUND, L.P. By: Ellington Management Group, L.L.C., its investment manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Ellington European Credit Opportunities LP, that he is the Vice Chairman of the investment manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ELLINGTON EUROPEAN CREDIT OPPORTUNITIES LP By: Ellington Management Group, L.L.C., its investment manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Ellington Systematic Credit Master Fund Ltd, that he is the Vice Chairman of the investment manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ELLINGTON SYSTEMATIC CREDIT MASTER FUND LTD By: Ellington Management Group, L.L.C., its investment manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of NM PERA Ellington Enhanced Income Fund A LLC, that he is the Vice Chairman of the investment manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NM PERA ELLINGTON ENHANCED INCOME FUND A LLC By: Ellington Global Asset Management LLC, its investment manager
By:	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

EXHIBIT A

Resolutions of the Board of Trustees of Ellington Credit Company

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board has reviewed the Company’s Co-Investment Exemptive Application involving the Company and certain affiliates thereof as specified in the Co-Investment Exemptive Application, as presented at this meeting, for an order of the SEC pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Co-Investment Exemptive Application, in substantially the form presented at this meeting; and be it

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Co-Investment Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and be it

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and be it

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and be it

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the authorized officers of the Company shall be the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, the Executive Vice President, the General Counsel, the Associate General Counsel and the Portfolio Managers of the Company (collectively, the “Authorized Officers”).